

December 30, 2011

Via email
Pedro Wongtschowski
Ultrapar Holdings, Inc.
Av. Brigadeiro Luis Antônio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910

    Re: Ultrapar Holdings, Inc.
            Form 20-F for the fiscal year ended December 31, 2010
            Filed June 30, 2011
            File No. 1-14950

Dear Mr. Wongtschowski:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 3. Key Information, page 5

1. Refer to your footnote (6) on page 7 which states, "The purpose of including adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations." Please provide us a reconciliation of adjusted EBITDA to cash flows from operating activities and revise in future filings.

2. Refer to your segment presentation of adjusted EBITDA. Please note that adjusted EBITDA should be reconciled to your operating income as presented in your segment footnote instead of segment's operating income before financial income and income from disposal of assets. Please confirm to us you will provide these changes in future filings.

3. Since all companies do not calculate adjusted EBITDA in the same fashion, please provide disclosure to alert investors to the fact that the measure presented may not be comparable to similarly titled measures reported by other companies.

Item 15. Controls and Procedures, page 131

4. Please include a complete disclosure controls and procedures definition in future filings. In this regard, your part (a) definition should be revised to state your chief executive and financial officers concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to beincluded in the reports that you file or submit under the Exchange Act within the time period required.

5. Refer to your statement, "our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures." Please remove this statement from future filings as it could be interpreted to mean you are limiting the assurance of your controls and procedures evaluation.

2. Basis of Preparation of Financial Statements, page F-12

d. Current and non-current assets, page F-28

6. Please tell us and provide disclosures regarding your considerations made when estimating the net realizable value of your inventories. Please refer to paragraphs 30-33 and 36(a) of IAS 2 for guidance.

h. Intangible assets, page F-30

7. Please disclose the amortization period(s) and method(s) used for each type of intangible asset with finite lives. Please refer to paragraphs 98 and 118 (a) and (b) of IAS 38 for guidance. Please disclose the line item(s) in which the amortization expense is included. Please refer to paragraph 118(d) of IAS 38 for guidance.

j. Income and social contribution taxes on profit, page F-31

8. We note that you recognize taxes based on the current rates of income tax. Please tell us and revise your disclosures in future filings to clarify that you are using tax rates and laws that are enacted or substantively enacted at the end of the reporting period. Please refer to paragraphs 46-47 of IAS 12 for guidance.

3. Principals of consolidation and investments in affiliates, page F-35

9. Please provide the disclosures required by paragraphs 54 and 55 of IAS 31 for your jointly-controlled entities and paragraph 40 of IAS 28 for your associates in future filings.

10. Explain to us and disclose your basis under IFRS in proportionally consolidating your 33% equity ownership of RPR in 2010 and 2009 under the joint venture accounting as allowed under IAS 31.

4. Financial assets, page F-36

11. Please address whether you have significant cash and cash equivalents that are not available for use by the group. If so, please provide the disclosures required by 48-50 of IAS 7 in future filings.

7. Recoverable taxes, page F-41

12. Explain to us and disclose the nature of the line item "Adjustment to present value of ICMS on property, plant and equipment – CIAP" in the recoverable taxes break out schedule.

9. Income and social contribution taxes, page F-45

13. Refer to your line item entitled, "provision for goodwill paid on investments." Please explain to us what these amounts represent. In this regard, since goodwill is no longer amortized we are uncertain how and why these amounts would be recorded as temporary differences.

20. Risk and Financial Instruments
Fair Value of Financial Instruments, page F-76

14. Reconcile for us the amounts of cash and cash equivalents and financial investments presented here to those as shown on the face of the consolidated balance sheets on page F-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief